

Mail Stop 3561

August 13, 2015

John B. Ramil
President, Chief Executive Officer and Director
TECO Energy, Inc.
TECO Plaza
702 N. Franklin Street
Tampa, Florida 33602

Re: **TECO Energy, Inc.**
        Form 10-K for the Fiscal Year Ended December 31, 2014
        Filed February 27, 2015
        File No. 001-08180

Dear Mr. Ramil:

    We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 9A. Controls and Procedures

Conclusions Regarding Effectiveness of Disclosure Controls and Procedures, page 161

1. We note your disclosure that you excluded NMGI and NMGC from your evaluation of disclosure controls and procedures ("DCP") and your report on internal control over financial reporting as permitted by SEC guidance for newly acquired businesses. Similar disclosure was provided in your evaluation of DCP within Item 4(a) of your fiscal 2015 quarterly reports. Please provide us with the general guidance you are referencing that permits the exclusion of recently acquired businesses from the scope of your assessment of DCP. In this regard, we refer you to Section 214.01 of the Compliance and Disclosure Interpretations of Regulation S-K on our website (http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant at (202) 551-3703, Andrew Blume, Staff Accountant at (202) 551-3254 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products